Form U-13-60 Mutual and Subsidiary Service Companies
ANNUAL REPORT
For the Period
Beginning January 1, 2004 and Ending December 31, 2004
TO THE
U.S. SECURITIES AND EXCHANGE COMMISSION
OF
PHI Service Company
A Subsidiary Service Company
Date of Incorporation: January 16, 1998
State or Sovereign Power under which Incorporated or Organized: Delaware
Location of Principal Executive Offices of Reporting Company:
800 King Street Wilmington, DE 19899
Name, title, and address of officer to whom correspondence concerning this report should be addressed:
James P. Lavin Vice President & Controller 701 Ninth Street, N.W. Washington, DC 20068
Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:
Pepco Holdings, Inc.
___________________________________________________________________________________
INSTRUCTIONS FOR USE OF FORM U-13-60
1.

TIME OF FILING. Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2.

NUMBER OF COPIES. Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3.

PERIOD COVERED BY REPORT. The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4.

REPORT FORMAT. Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5.

MONEY AMOUNTS DISPLAYED. All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (Section 210.3-01(c)).

6.	DEFICITS DISPLAYED. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, Section 210.3-01 (c)).
7.

MAJOR AMENDMENTS OR CORRECTIONS. Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report Including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to Incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.

DEFINITIONS. Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9.	ORGANIZATION CHART. The service company shall submit with each annual report a copy of its current organization chart.
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10.

METHODS OF ALLOCATION. The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11.

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED. The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

12.

ELECTRONIC FILERS. Electronic filers are subject to Regulation S-T and the EDGAR Filer Manual. Any rule or instruction therein shall be controlling unless otherwise specifically provided in rules or instructions pertaining to the submission format documents.

Data that appears in tabular or columnar format shall be marked as prescribed in the EDGAR Filer Manual.
Signatures shall be in typed form rather than manual format. See rule 13 of Regulation S-T.
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LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNT
Description of Schedules and Accounts	Schedule or Account Number		Page Number
COMPARATIVE BALANCE SHEET	Schedule	I	4-5
Service Company Property	Schedule	II	6-7
Accumulated Provision for Depreciation and Amortization of Service Company Property	Schedule	III	8
Investments	Schedule	IV	9
Accounts Receivable from Associate Companies	Schedule	V	10-10a
Fuel Stock Expenses Undistributed	Schedule	VI	11
Stores Expense Undistributed	Schedule	VII	12
Miscellaneous Current and Accrued Assets	Schedule	VIII	13
Miscellaneous Deferred Debits	Schedule	IX	14
Research, Development, or Demonstration Expenditures	Schedule	X	15
Proprietary Capital	Schedule	XI	16
Long-Term Debt	Schedule	XII	17
Current and Accrued Liabilities	Schedule	XIII	18
Notes to Financial Statements	Schedule	XIV	19-20
COMPARATIVE STATEMENT OF INCOME	Schedule	XV	21
Analysis of Billing - Associate Companies	Account	457	22
Analysis of Billing - Non associate Companies	Account	458	23
Analysis of Charges for Service - Associate and Non associate Companies	Schedule	XVI	24
Schedule of Expense by Department or Service Function	Schedule	XVII	25-27
Departmental Analysis of Salaries	Account	920	28-29
Outside Services Employed	Account	923	30-32
Employee Pensions and Benefits	Account	926	33
General Advertising Expenses	Account	930.1	34
Miscellaneous General Expenses	Account	930.2	35
Rents	Account	931	36
Taxes Other Than Income Taxes	Account	408	37
Donations	Account	426.1	38
Other Deductions	Account	426.5	39
Notes to Statement of Income	Schedule	XVIII	40
LISTING OF INSTRUCTIONAL FILING REQUIREMENTS
Description of Reports or Statements
ORGANIZATION CHART			41-42
METHODS OF ALLOCATION			43-48
ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED			49
SIGNATURE			50
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ANNUAL REPORT OF: PHI Service Company
SCHEDULE I - COMPARATIVE BALANCE SHEET
Give balance sheet of the Company as of December 31 of the current and prior year
Account	Assets and Other Debits	As of December 31
		Current 2004	Prior 2003
(In Thousands)
SERVICE COMPANY PROPERTY
101	Service Company Property (Schedule II)	$ 69,272	$ 65,929
107	Construction work in progress (Schedule II)	-	-
	Total Property	$ 69,272	$ 65,929
108	Less accumulated provision for depreciation and amortization of service company property (Schedule III)	$ 43,382	$ 36,156
	Net Service Company Property	$ 25,890	$ 29,773
INVESTMENTS
121	Nonutility Property	$ 4,449	$ 1,444
123	Investments in associate companies (Schedule IV)	-	-
124	Other investments (Schedule IV)	-	-
128	Special Funds	17,197	22,104
	Total Investments	$ 21,646	$ 23,548
CURRENT AND ACCRUED ASSETS
131	Cash	$ (5)	$ -
134	Special deposits	-	-
135	Working funds	1,554	248
136	Temporary cash investments (Schedule IV)	-	-
141	Notes receivable	-	-
143	Accounts receivable	1,410	1,371
144	Accumulated provision for uncollectible accounts	-	-
146	Accounts receivable from associate companies (Schedule V and XIV)	49,828	45,934
152	Fuel stock expenses undistributed (Schedule VI)	-	-
154	Materials and supplies	-	-
163	Stores expense undistributed (Schedule VII)	-	-
165	Prepayments	10,015	8,782
171	Interest and Dividends Receivable	-	-
172	Rents Receivable	51	-
174	Miscellaneous current and accrued assets (Schedule VIII)	-	-
	Total Current and Accrued Assets	$ 62,853	$ 56,335
DEFERRED DEBITS
181	Unamortized debt expense	$ -	$ -
183	Preliminary Survey and Investigation	-	-
184	Clearing accounts	(20)	(20)
186	Miscellaneous deferred debits (Schedule IX)	25,094	44,626
188	Research, development, or demonstration expenditures (Schedule X)	-	-
190	Accumulated deferred Income taxes	3,803	(92)
	Total Deferred Debits	$ 28,877	$ 44,514
	TOTAL ASSETS AND OTHER DEBITS	$ 139,266	$ 154,170
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ANNUAL REPORT OF: PHI Service Company
SCHEDULE I - COMPARATIVE BALANCE SHEET
Account	Liabilities and Other Credits		As of December 31
	Current 2004		Prior 2003
(In Thousands)
PROPRIETARY CAPITAL
201	Common stock issued (Schedule XI)	$ 1	$ 1
211	Miscellaneous paid-in-capital (Schedule XI)	(3,375)	-
215	Appropriated retained earnings (Schedule XI)	-	-
216	Unappropriated retained earnings (Schedule XI)	(4,159)	(767)
	Total Proprietary Capital	$ (7,533)	$ (766)
LONG - TERM DEBT
223	Advances from associate companies (Schedule XII)	$ -	$ -
224	Other long-term debt (Schedule XII)	-	-
225	Unamortized premium on long-term debt	-	-
226	Unamortized discount on long-term debt	-	-
	Total Long - Term Debt	$ -	$ -
CURRENT AND ACCRUED LIABILITIES
184	Clearing accounts	$ 18	$ 18
231	Notes payable	-	-
232	Accounts payable	16,518	14,074
233	Notes payable to associate companies (Schedule XIII)	10,367	54,570
234	Accounts payable to associate companies (Schedule XIII )	-	-
236	Taxes accrued	4,630	(2,435)
237	Interest accrued	35	60
238	Dividends declared	-	-
241	Tax collections payable	(44)	29
242	Miscellaneous current and accrued liabilities (Schedule XIII)	114,040	79,756
	Total Current and Accrued Liabilities	$ 145,564	$ 146,072
DEFERRED CREDITS
253	Other deferred credits	$ 3,590	$ -
254	Other regulatory liabilities	-	-
255	Accumulated deferred investment tax credits	-	-
	Total Deferred Credits	$ 3,590	$ -
ACCUMULATED DEFERRED INCOME TAXES
282	Accumulated deferred Income taxes-Other Property	$ 406	$ 4,444
283	Accumulated deferred Income taxes-Other	(2,761)	4,420
	Total Accumulated Deferred Income Taxes	$ (2,355)	$ 8,864
	TOTAL LIABILITIES AND PROPRIETARY CAPITAL	$ 139,266	$ 154,170
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ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2004 (In Thousands)
SCHEDULE II - SERVICE COMPANY PROPERTY
	Description	Balance At Beginning of Year	Additions	Retirements or Sales (1)	Other Changes (1)	Balance At Close of Year
SERVICE COMPANY PROPERTY
Account
301	Organization	$ -	$ -	$ -	$ -	$ -
303	Miscellaneous Intangible Plant	8,718	417	-	6,704	15,839
304	Land and Land Rights	1,227	-	-	(2)	1,225
305	Structures and Improvements	14,481	-	-	-	14,481
306	Leasehold Improvements	-	-	-	-	-
307	Equipment (2)	34,621	176	(3,983)	31	30,845
308	Office Furniture and Equipment	6,882	-	-	-	6,882
309	Automobiles, Other Vehicles and Related Garage Equipment	-	-	-	-	-
310	Aircraft and Airport Equipment	-	-	-	-	-
311	Other Service Company Property (3)	-	-	-	-	-
	SUBTOTAL	$ 65,929	$ 593	$ (3,983)	$ 6,733	$ 69,272
107	Construction Work in Progress (4)	-	-	-	-	-
	TOTAL	$ 65,929	$ 593	$ (3,983)	$ 6,733	$ 69,272
	(1)	Retired $3.983 million of obsolete network hardware and desktop computers and transferred $6.704 million of software used by multiple PHI companies into the Service Company from Pepco.

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ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2004 (In Thousands)
SCHEDULE II - CONTINUED
(2)	Sub accounts are required for each class of equipment owned. The service company shall provide a listing by sub account of equipment additions during the year and the balance at the close of the year:
	Subaccount Description		Additions	Balance At Close of Year
	Computer Hardware		$ 176	$ 22,293
	Computer Software		-	8,132
	Typewriters, Calculators, Copiers, & Duplicating		-	-
	Office Services Printing and Stationary Equipment		-	-
	Cafeteria & Kitchen Equipment		-	420
	TOTAL		$ 176	$ 30,845
(3)	Describe Other Service Company Property:
Not Applicable
(4)	Describe Construction Work in Progress:
	Asset Under Construction	Capitalized Date	Value	Description
Not Applicable
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ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2004 (In Thousands)
SCHEDULE III
ACCUMULATED PROVISION FOR DEPRECIATION AND AMORTIZATION OF SERVICE COMPANY PROPERTY
	Description	Balance At Beginning of Year	Additions Charged to Account 403	Retirements (1)	Other Changes Add (Deduct)	Balance At Close of Year
Account
301	Organization	$ -	$ -	$ -	$ -	$ -
303	Miscellaneous Intangible Plant	6,863	2,695	-	982	10,540
304	Land and Land Rights	-	-	-	-	-
305	Structures and Improvements	2,062	477	-	-	2,539
306	Leasehold Improvements	-	-	-	-	-
307	Equipment	25,208	5,031	(2,943)	1	27,297
308	Office Furniture and Equipment	2,023	983	-	-	3,006
309	Automobiles, Other Vehicles and Related Garage Equipment	-	-	-	-	-
310	Aircraft and Airport Equipment	-	-	-	-	-
311	Other Service Company Property	-	-	-	-	-
	TOTAL	$ 36,156	$ 9,186	$(2,943)	$ 983	$43,382
	(1)	The $2.943 million decrease in depreciation is primarily related to the retirement of $3.983 million of obsolete network hardware and desktop computers.

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ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2004 (In Thousands)
SCHEDULE IV - INVESTMENTS
INSTRUCTIONS: Complete the following schedule concerning investments.
Under Account 124, "Other Investments," state each investment separately, with description, Including the name of the issuing company, number of shares or prIncipal amount, etc.
Under Account 136, "Temporary Cash Investments," list each investment separately.
Description	Balance At Beginning of Year	Balance At Close of Year
Account 123 - Investment in Associate Companies	$ -	$ -
Account 124 - Other Investments	-	-
Account 136 - Temporary Cash Investments	-	-
TOTAL	$ -	$ -
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ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2004 (In Thousands)
SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
INSTRUCTIONS:

Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

Description	Balance At Beginning of Year	Balance At Close of Year
Account 146 - Accounts Receivable from Associate Companies
Potomac Electric Power Company	$ 14,060	$ 12,896
Delmarva Power & Light Company	13,426	12,559
Atlantic City Electric Company	13,324	10,279
Conectiv Energy Supply, Inc.	(1,069)	4,610
Potomac Capital Investment Corporation	71	2,258
Conectiv Atlantic Generation, LLC	481	1,525
Conectiv Delmarva Generation, Inc.	1,321	1,315
Pepco Energy Services, Inc.	471	1,170
Delaware Operating Services Company	914	1,087
Atlantic Southern Properties	145	746
Conectiv Pennsylvania Generation LLC	4	640
PHI Operating Services Company	193	280
Pepco Holdings, Inc.	35	273
Vineland Limited, Inc.	340	176
Conectiv Bethlehem, LLC	629	89
Conectiv Mid Merit LLC	(5)	46
Conectiv Thermal Systems	74	37
ACE REIT, Inc.	16	30
Vineland General, Inc.	54	18
Conectiv Properties and Investments, Inc.	(25)	18
Conectiv Services II, Inc.	-	13
Thermal Energy Limited Partnership	120	12
Pepco Communications, Inc.	4	8
King Street Assurance LTD	11	6
DCTC-Burney, Inc.	3	5
Atlantic Generation, Inc.	-	5
ATE Investments, Inc.	29	3
Conectiv Energy Holding Company	-	1
Pedrick Generation, Inc.	118	-
Conectiv Holding Company, Inc.	55	-
Binghamton General, Inc.	5	-
Binghamton Limited, Inc.	4	-
Atlantic City Electric Transition Funding LLC	1,355	(4)
Conectiv Solutions LLC	(35)	(80)
Conectiv Communications, Inc.	(194)	(193)
TOTAL RECEIVABLES	$ 45,934	$ 49,828
Analysis of Convenience or Accommodation Payments: See Schedule V (a)
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ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2004 (In Thousands)
SCHEDULE V (a) - Analysis of Convenience or Accommodation Payments
Company Name	Total Payments
ACE REIT, Inc.	$ 78
ACE Transition Funding, LLC	687
ATE Investment, Inc.	102
Atlantic City Electric Co.	38,364
Atlantic Generation, Inc.	3
Atlantic Southern Properties, Inc.	2,747
ATS Operating Services, Inc.	40
Binghamton General Inc.	1
Binghamton Limited Inc.	1
Conectiv Holding Company, Inc.	76
Conectiv Atlantic Generation, LLC	15,735
Conectiv Bethlehem, LLC	759
Conectiv Communications, Inc.	25
Conectiv Delmarva Generation, Inc.	5,127
Conectiv Energy Holding Co	1
Conectiv Energy Supply, Inc.	7,137
Conectiv Mid-Merit, LLC	212
Conectiv Pennsylvania Generation, LLC	784
Conectiv Properties & Investments, Inc.	481
Conectiv Services, Inc.	217
Conectiv Solutions, LLC	460
Conectiv Thermal Systems, Inc.	175
DCI II, Inc.	29
DCTC-Burney, Inc.	20
Delaware Operating Services Company	2,910
Delmarva Power & Light Company	28,930
King Street Assurance Ltd	2,335
Pedrick Generation Inc.	6
Pepco Communications, Inc.	86
Pepco Energy Services, Inc.	3,311
Pepco Holdings Inc.	230
PHI Operating Services Company	164
Potomac Capital Investment Corp	911
Potomac Electric Power Company	51,058
Thermal Energy L.P. I	546
Vineland General, Inc.	69
Vineland LTD, Inc.	748
Total Payments	$ 164,565

The majority of convenience payments relate to benefits and outside legal, and consulting expenses paid to vendors who bill more than one system affiliate on one invoice, and expenses Incurred by system affiliates who do not have a checking account.

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ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2004 (In Thousands)
SCHEDULE VI - FUEL STOCK EXPENSE UNDISTRIBUTED
INSTRUCTIONS:

Report the amount of labor and expenses Incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "summary" listed below give an overall report of the fuel functions performed by the service company.

Description	Labor	Expenses	Total
Account 152 - Fuel Stock Expenses Undistributed	$ -	$ -	$ -
TOTAL	$ -	$ -	$ -
Summary:
Not Applicable
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ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2004
SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED
INSTRUCTIONS:	Report the amount of labor and expenses Incurred with respect to stores expense during the year and indicate amount attributable to each associate company.
Description	Labor	Expenses	Total
Account 163 - Stores Expense Undistributed	$ -	$ -	$ -
TOTAL	$ -	$ -	$ -
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ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2004 (In Thousands)
SCHEDULE VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS
INSTRUCTIONS:	Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.
Description	Balance At Beginning of Year	Balance At Close of Year
Account 174 - Miscellaneous Current and Accrued Assets	$ -	$ -
TOTAL	$ -	$ -
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ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2004 (In Thousands)
SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS
INSTRUCTIONS:	Provide detail of items in this account. Items less than $10,000 may be grouped by class, showing the number of items in each class.
Description	Balance At Beginning of Year	Balance At Close of Year
Account 186 - Miscellaneous Deferred Debits
Prepaid Pension (1)	$ 43,158	$ 20,044
Intangible Asset-Supplemental Executive Retirement Plan	1,483	1,550
TransAmerica Life Insurance	-	3,500
Other	(15)	-
TOTAL	$ 44,626	$ 25,094
(1)	Includes reclassification of pension liability of $17.7 million which was reclassed from account 242 Miscellaneous and Accrued Liabilities to account 186 - Miscellaneous Deferred Debits in 2004.
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ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2004 (In Thousands)
SCHEDULE X RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
INSTRUCTIONS:	Provide a description of each material research, development, or demonstration project which Incurred costs by the service corporation during the year.
Description	Amount
Account 188 - RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES	$ -
TOTAL	$ -
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ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2004
SCHEDULE XI - PROPRIETARY CAPITAL
Outstanding Close of Period
Account Number		Class of Stock	Number of Shares Authorized	Par or Stated Value Per Share	No. of Shares	Total Amount
201		Common Stock Issued	1,000	$ 1.00	1,000	$ 1,000
INSTRUCTIONS:		Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.
		Description				Amount
Account 211 - Miscellaneous Paid-In Capital-Other Comprehensive Income (1)						$ (3,375)
Account 215 - Appropriated Retained Earnings						-
		TOTAL				$ (3,375)
INSTRUCTIONS:

Give particulars concerning net Income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

		Description	Balance At Beginning of Year	Net Income or (Loss) (2)	Dividends Paid	Balance At Close of Year
Account 216 - Unappropriated Retained Earnings			$ (767)	$ (3,392)	$ -	$ (4,159)
		TOTAL	$ (767)	$ (3,392)	$ -	$ (4,159)
	(1)	See footnote 4 on Schedule XIV.
	(2)	See footnote 1 on Schedule XVIII.
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ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2004 (In Thousands)
SCHEDULE XII - LONG-TERM DEBT
INSTRUCTIONS:

Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other Long-Term Debt provide the name of the creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

Terms of Oblig Class & Series of Obligation	Date of Maturity	Interest Rate	Amount Amortized	Balance At Beginning of Year	Additions	Deductions (1)	Balance At Close of Year
Account 223 - Advances from Associate Companies:				$ -			$ -
Account 224 - Other Long-Term Debt				-			-
TOTAL				$ -			$ -
(1) Give an explanation of deductions:
Not Applicable
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ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2004 (In Thousands)
SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
INSTRUCTIONS:

Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

Description	Balance At Beginning of Year	Balance At Close of Year
Account 233 - Notes Payable to Associate Companies Pepco Holdings, Inc. Money Pool	$ 54,570	$ 10,367
TOTAL	$ 54,570	$ 10,367
Account 234 - Accounts Payable to Associate Companies	$ -	$ -
	-	-
TOTAL	$ -	$ -
Account 242 - Miscellaneous Current and Accrued Liabilities
Pension/OPEB (1)	$ 42,329	$ 36,729
Deferred Savings and Thrift	18,460	25,048
Accrued Vacation	8,769	9,193
Incentive	4,482	17,806
Severance	3,764	3,656
Health Claims Reserve	1,808	2,436
Supplemental Executive Retirement Plan	(67)	16,846
Disability	-	1,634
Accrued Sick Pay	-	274
Other	211	418
TOTAL	$ 79,756	$ 114,040
(1) Pension liability at 12/31/03 of $17.7 million was reclassified against the pension asset in account 186-Miscellaneous Deferred Debits in 2004. Balance at 12/31/04 represents OPEB liability only.
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ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2004 SCHEDULE XIV -- NOTES TO FINANCIAL STATEMENTS
INSTRUCTIONS:

The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets of liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference

1.	Organization

                    On August 1, 2002, Conectiv was acquired by Pepco Holdings, Inc. (PHI) in a transaction pursuant to an Agreement and Plan of Merger (the Conectiv/Pepco Merger Agreement), dated as of February 9, 2001, among PHI (formerly New RC, Inc.), Conectiv and Potomac Electric Power Company (Pepco), in which Pepco and Conectiv merged with subsidiaries of PHI (the Conectiv/Pepco Merger). As a result of the Conectiv/Pepco Merger, Conectiv and Pepco each became subsidiaries of PHI. In addition, Conectiv contributed Conectiv Resource Partners, Inc. (the name of which changed to PHI Service Company on August 8, 2002) (CRP) to PHI, effective August 1, 2002. CRP was the service company for Conectiv for the period prior to the Conectiv/Pepco Merger, and continued as the service company for PHI for the period subsequent to the merger, operating under its new name, PHI Service Company.

2.	Service Company Property and Non-Utility Property

                    PHI Service Company (Service Company) property and non-utility property are stated at original cost, including property additions. Capitalized interest is included in the original cost and represents the cost of borrowed and equity funds used to finance construction of new facilities. The annual provision for depreciation on service company and non-utility property is computed on the straight-line basis using composite rates by classes of depreciable property. Accumulated depreciation is charged with the cost of depreciable property retired, including removal costs less salvage and other recoveries.

3.	Income Taxes

                    PHI Service Company, as a subsidiary of Pepco Holdings, Inc. (PHI), is included in the consolidated federal income tax return of PHI. Income taxes are allocated to the Service Company based upon its taxable income or loss, determined on a separate return basis. The financial statements include two categories of income taxes-current and deferred. Current income taxes represent the Service Company's share of amounts of tax expected to be reported on PHI's federal and state income tax returns. Deferred income tax assets and liabilities represent the tax effects of temporary differences between the financial statements and tax bases of existing assets and liabilities and are measured using presently enacted tax rates. Deferred income tax expense represents the net change during the reporting period in the net deferred tax liability.

-19- ______________________________________________________________________________________
4.	Pension and Other Postretirement Benefits

                    Service Company employees are covered by the PHI retirement plan. Effective December 31, 2002, following the August 1, 2002 Pepco and Conectiv merger, the Pepco General Retirement Plan and the Conectiv Retirement Plan were merged into the Pepco Holdings Retirement Plan (PHI Retirement Plan). The provisions and benefits of the merged plan for Service Company employees are identical to the original Conectiv plan. in which each employee participated prior to the merger of the plans. That is, Service Company employees who are former Pepco employees are provided benefits identical to the former Pepco General Retirement Plan and Service Company employees who are former CRP employees are provided benefits identical to the former Conectiv Retirement Plan. The PHI Retirement Plan, as of December 31, 2004, had a projected benefit obligation of $1,648.0 million and trust fund assets with a fair value of $1,523.5 million, resulting in an under-funded status of $124.5 million. Due to an unrecognized actuarial loss, an asset of $139.7 million was reflected on PHI's Consolidated December 31, 2004 Balance Sheet. During 2004, the Service Company incurred net periodic benefit cost of $7.8 million for pension service and interest costs, net of expected return on assets related to the PHI Retirement and Nonqualified plans.

                    In 2004, PHI was required to recognize an additional minimum liability related to its nonqualified pension plan as prescribed by SFAS No. 87. The liability was recorded as a reduction to shareholder's equity (other comprehensive income), and the equity will be restored to the balance sheet in future periods when the accrued benefit liability exceeds the accumulated benefit obligation at future measurement dates. The reduction to shareholder's equity (net of taxes) recorded by PHI Service Company was $3.4 million.

                    Service Company employees are covered by PHI's other postretirement benefit plans which as of December 31, 2004 had a projected benefit obligation of $593.5 million and trust fund assets with a fair value of $164.9 million, resulting in an under-funded status of $428.6 million, of which $269.6 million was reflected on PHI's Consolidated December 31, 2004 Balance Sheet. During 2004, the Service Company Incurred an expense of $17.0 million for other postretirement service and interest costs, net of expected return on assets.

                    PHI also maintains 401(k) savings plans for covered employees, Including employees of the Service Company. Under these plans, PHI makes contributions on behalf of participants. The amount expensed by the Service Company for PHI's matching contributions was $3.1 million in 2004.

5.	Rents

                    The Service Company leases office buildings and business equipment from associate companies. These leases are accounted for as operating leases. In 2003, PHI Service Company entered into a long-term, non-cancelable lease for PHI's corporate headquarters located in Washington, DC (Edison Place lease). In February 2005, the SEC Chief Accountant issued a letter to the Chairman of the Center for Public Company Audit Firms of the AICPA that addressed the SEC's views regarding the accounting for operating leases, including the accounting for scheduled rent increases. As a result of this letter, PHI reviewed all of its operating leases and determined that its Edison Place lease included scheduled rent increases that need to be "normalized" over the life of the lease. Because PHI had not filed its 2004 Form 10-K, PHI adjusted 2004 net income to reflect the impact on 2004 rent expense (increasing rent expense by $3.6 million). However, because of the nature and timing of the adjustment, PHI chose not to bill out the rent change to the applicable affiliate companies until February of 2005.

                     The difference between the "normalized" lease expense and the actual rent payments for the Edison Place lease is reflected as a deferred credit on the Service Company Balance Sheet. The rent expense for the Edison Place lease is expected to exceed the annual payments until 2016 at which time the deferred credit will start to reverse.

6.	Money Pool
The Money Pool exists to permit affiliate companies to borrow excess cash from other affiliate companies. PHI Service Company serves as the Administrator for the System Money Pool.
-20- ______________________________________________________________________________________
ANNUAL REPORT OF: PHI Service Company
For the Years Ended December 31, 2004 and 2003 (In Thousands)
SCHEDULE XV - COMPARATIVE STATEMENT OF INCOME
Account	Description	Current Year 2004	Prior Year 2003
	INCOME
457	Services rendered to associate companies	$ 342,536	$ 333,925
458	Services rendered to nonassociate companies	-	-
421	Miscellaneous Income or loss	-	-
	TOTAL INCOME	$ 342,536	$ 333,925
	EXPENSE
912-13	Marketing & Advertising	$ 112	$ 141
920	Salaries and wages	147,326	124,945
921	Office Supplies and expenses	27,651	31,298
922	Administrative expenses transferred-credit	-	-
923	Outside services employed	49,797	45,040
924	Property insurance	4,245	4,080
925	Injuries and damages	9,087	7,815
926	Employee pensions and benefits	58,536	63,937
928	Regulatory commission expense	117	-
929	Duplicate charges-credit	(888)	(39)
930.1	General advertising expense	573	154
930.2	Miscellaneous general expenses	4,263	5,795
931	Rents	29,897	31,603
932	Maintenance of structures and equipment	377	246
403	Depreciation and amortization expense	9,192	13,071
408	Taxes other than Income taxes	3,435	1,553
409	Income taxes	12,346	550
410	Provision for deferred Income taxes	8,138	(275)
411	Provision for deferred Income taxes-credit	(20,682)	-
411.5	Investment tax credit	-	-
426.1	Donations	1,026	903
426.5	Other deductions	1,040	2,845
427	Interest on long-term debt	-	-
430	Interest on debt to associate companies	340	538
431	Other interest expense	-	-
	TOTAL EXPENSES	$ 345,928	$ 334,200
	NET INCOME OR (LOSS) (1)	$ (3,392)	$ (275)
(1)	See footnote 1 on Schedule XVIII.
-21- __________________________________________________________________________________________
ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2004 (In Thousands)
ANALYSIS OF BILLING
ASSOCIATE COMPANIES - ACCOUNT 457
Name of Associate Company	Direct Costs Charged 457-1	Indirect Costs Charged 457-2		Compensation For Use of Capital 457-3	Total Amount Billed
Delmarva Power & Light Company	$28,565	$ 69,731	*	$ 81	$ 98,377
Atlantic City Electric Company	21,112	64,167	*	61	85,340
Atlantic City Electric Transition Funding LLC	55	-		-	55
Conectiv Properties and Investments, Inc.	44	58		-	102
DCI II, Inc.	5	-		-	5
Delaware Operating Services Company	3,827	4,906		9	8,742
PHI Operating Services Company	203	2,333		1	2,537
DCTC-Burney, Inc.	77	7		-	84
Conectiv Energy Supply, Inc.	17,326	7,421		4	24,751
Conectiv Delmarva Generation, Inc.	2,383	8,936		21	11,340
Conectiv Atlantic Generation, LLC	1,208	2,928		5	4,141
Conectiv Mid Merit LLC	237	35		-	272
Conectiv Bethlehem LLC	1,073	1,484		8	2,565
Conectiv Pennsylvania Generation LLC	132	9		-	141
Conectiv Energy Holding Co.	16	-		-	16
Atlantic Southern Properties	52	129		-	181
Atlantic Generation, Inc.	6	8		-	14
Vineland Limited, Inc.	9	4		-	13
Vineland General, Inc.	7	2		-	9
Binghamton Limited, Inc.	1	-		-	1
Binghamton General, Inc.	4	-		-	4
Pedrick Gen., Inc.	1	-		-	1
ATE Investment, Inc.	7	10		-	17
King Street Assurance LTD	28	55		-	83
Conectiv Services II, Inc.	35	-		-	35
Conectiv Solutions LLC	79	28		-	107
Conectiv Thermal Systems	126	321		1	448
Atlantic Jersey Thermal Systems, Inc.	2	-		-	2
ATS Operating Services, Inc.	1	-		-	1
Thermal Energy Limited Partnership	126	252		1	379
Conectiv Communications, Inc.	28	86		-	114
Potomac Electric Power Company	21,860	68,075	*	131	90,066
Potomac Capital Investment Corporation	215	2,911		1	3,127
Pepco Communications, Inc.	16	65		-	81
Pepco Energy Services, Inc.	567	6,450		25	7,042
Pepco Holdings, Inc.	13	2,320		-	2,333
Conectiv Holding Company, Inc.	10	-		-	10
TOTAL	$99,456	$242,731		$349	$342,536

* Includes a total of $72.2 million charged only to Delmarva Power & Light Company and Atlantic City Electric Company (who do business as "Conectiv Power Delivery") related to services provided by Conectiv Power Delivery business support groups. Additionally, the indirect costs include $14.9 million charged by groups supporting all PHI Power Delivery utilities.

-22- __________________________________________________________________________________________

ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2003 (In Thousands)
ANALYSIS OF BILLING
NONASSOCIATE COMPANIES - ACCOUNT 458
Name of Nonassociate Company	Direct Costs Charged 458-1	Indirect Costs Charged 458-2	Compensation For Use of Capital 458-3	Total Cost	Excess or Deficiency 458-4	Total Amount Billed
TOTAL	$ -	$ -	$ -	$ -	$ -	$ -
INSTRUCTION: Provide a brief description of the services rendered to each nonassociate company.
NOT APPLICABLE
-23- ___________________________________________________________________________________________
ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2004 (In Thousands)
SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICES
ASSOCIATE AND NONASSOCIATE COMPANIES
		Associate Company Charges			Nonassociate Company Charges			Total Charges for Service
Description of Items		Direct Costs	Indirect Costs	Total	Direct Costs	Indirect Costs	Total	Direct Costs	Indirect Costs	Total
912-13	Marketing & Advertising	$ -	$ 112	$ 112	$ -	$ -	$ -	$ -	$ 112	$ 112
920	Salaries and wages	53,289	94,037	147,326	-	-	-	53,289	94,037	147,326
921	Office Supplies and expenses	4,396	23,255	27,651	-	-	-	4,396	23,255	27,651
922	Administrative expenses transferred-credit	-	-	-	-	-	-	-	-	-
923	Outside services employed	8,185	41,611	49,797	-	-	-	8,185	41,611	49,797
924	Property insurance	-	4,245	4,245	-	-	-	-	4,245	4,245
925	Injuries and damages	-	9,087	9,087	-	-	-	-	9,087	9,087
926	Employee pensions and benefits	23,521	35,015	58,536	-	-	-	23,521	35,015	58,536
928	Regulatory commission expense	-	117	117	-	-	-	-	117	117
929	Duplicate charges-credit	-	(888)	(888)	-	-	-	-	(888)	(888)
930.1	General advertising expense	-	573	573	-	-	-	-	573	573
930.2	Miscellaneous general expenses	428	3,835	4,263	-	-	-	428	3,835	4,263
931	Rents (1)	5,460	24,437	29,897	-	-	-	5,460	24,437	29,897
932	Maintenance of structures and equipment	-	377	377	-	-	-	-	377	377
403	Depreciation and amortization expense	4,177	5,015	9,192	-	-	-	4,177	5,015	9,192
408	Taxes other than Income taxes	-	3,435	3,435	-	-	-	-	3,435	3,435
409	Income taxes	-	12,346	12,346	-	-	-	-	12,346	12,346
410	Provision for deferred Income taxes	-	8,138	8,138	-	-	-	-	8,138	8,138
411	Provision for deferred Income taxes-credit	-	(20,682)	(20,682)	-	-	-	-	(20,682)	(20,682)
411.5	Investment tax credit	-	-	-	-	-	-	-	-	-
426.1	Donations	-	1,026	1,026	-	-	-	-	1,026	1,026
426.5	Other deductions	-	1,040	1,040	-	-	-	-	1,040	1,040
427	Interest on long-term debt	-	-	-	-	-	-	-	-	-
431	Other interest expense	-	-	-	-	-	-	-	-	-
	TOTAL EXPENSES	$99,456	$246,132	$345,588	$ -	$ -	$ -	$99,456	$246,132	$345,588
Compensation for Use of Equity Capital
430	Interest on debt to associate companies			340	-	-	-	-	340	340
	TOTAL COST OF SERVICES			$345,928	$ -	$ -	$ -	$99,456	$246,472	$345,928
(1)	See footnote 1 on Schedule XVIII.
INSTRUCTION:		Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.
-24- ______________________________________________________________________________________________________________________________
ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2004 (In Thousands)
SCHEDULE XVII - SCHEDULE OF EXPENSE DISTIBUTION BY
DEPARTMENT OR SERVICE FUNCTION
Description of Items		Total Amount	Overhead	Executive Management	Environmental & Safety	Corporate Communications	Information Services	Customer Care	Corporate Secretary	Internal Audit
912-13	Marketing & Advertising	$ 112	$ -	$ 10	$ -	$ 4	$ -	$ 5	$ -	$ -
920	Salaries and wages	147,326	15,007	4,383	1,018	1,303	22,179	19,032	505	1,553
921	Office Supplies and expenses	27,651	-	453	254	51	14,717	4,620	29	66
922	Administrative expenses transferred-credit	-	-	-	-	-	-	-	-	-
923	Outside services employed	49,797	1,041	767	164	314	15,459	2,642	1,638	2,881
924	Property insurance	4,245	-	-	-	-	-	-	-	-
925	Injuries and damages	9,087	-	-	-	-	-	-	-	-
926	Employee pensions and benefits	58,536	58,565	-	-	-	-	-	-	-
928	Regulatory commission expense	117	-	-	-	-	-	-	-	-
929	Duplicate Charges-credit	(888)	(888)	-	-	-	-	-	-	-
930.1	General advertising expense	573	-	21	-	1	-	-	-	-
930.2	Miscellaneous general expenses	4,263	4	405	49	29	1,689	542	13	7
931	Rents	29,897	20,945	15	-	-	14,442	262	8	-
932	Maintenance of structures and equipment	377	-	-	-	-	-	-	-	-
403	Depreciation and amortization expense	9,192	-	-	-	-	4,157	590	-	-
408	Taxes other than Income taxes	3,435	14	-	-	-	317	-	-	-
409	Income taxes	12,346	12,346	-	-	-	-	-	-	-
410	Provision for deferred Income taxes	8,138	8,138	-	-	-	-	-	-	-
411	Provision for deferred Income taxes-credit	(20,682)	(20,682)	-	-	-	-	-	-	-
411.5	Investment tax credit	-	-	-	-	-	-	-	-	-
426.1	Donations	1,026	-	893	3	-	-	2	-	4
426.5	Other deductions	1,040	-	-	-	-	1,040	-	-	-
427	Interest on long-term debt	-	-	-	-	-	-	-	-	-
430	Interest on debt to associate companies	340	340	-	-	-	-	-	-	-
431	Other interest expense	-	-	-	-	-	-	-	-	-
	TOTAL EXPENSES	$345,928	$94,830	$6,947	$1,488	$1,702	$74,000	$27,695	$2,193	$4,511
-25- ______________________________________________________________________________________________________________________________

ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2004 (In Thousands)
SCHEDULE XVII - SCHEDULE OF EXPENSE DISTIBUTION BY
DEPARTMENT OR SERVICE FUNCTION
Description of Items		Legal	Human Resources	Controller	Claims & Insurance	Treasury	Government Affairs	Procurement & Supply Chain	Facility & Real Estate Services	Corporate Risk
912-13	Marketing & Advertising	$ -	$ 55	$ -	$ -	$ 4	$ -	$ -	$ -	$ -
920	Salaries and wages	3,673	3,704	6,448	1,254	3,114	638	2,394	951	646
921	Office Supplies and expenses	458	503	288	40	872	169	190	61	56
922	Administrative expenses transferred-credit	-	-	-	-	-	-	-	-	-
923	Outside services employed	545	5,185	4,278	98	1,100	395	273	3,656	47
924	Property insurance	-	-	-	4,245	-	-	-	-	-
925	Injuries and damages	-	-	-	9,087	-	-	-	-	-
926	Employee pensions and benefits	-	(29)	-	-	-	-	-	-	-
928	Regulatory commission expense	-	-	-	-	-	-	-	-	-
929	Duplicate Charges-credit	-	-	-	-	-	-	-	-	-
930.1	General advertising expense	-	71	-	-	-	1	-	-	-
930.2	Miscellaneous general expenses	43	208	80	6	(263)	264	(382)	269	15
931	Rents	16	6	-	-	-	97	-	(6,595)	-
932	Maintenance of structures and equipment	-	-	-	-	-	-	-	377	-
403	Depreciation and amortization expense	-	2,201	-	-	113	-	172	918	-
408	Taxes other than Income taxes	-	-	1	-	-	-	-	3,104	-
409	Income taxes	-	-	-	-	-	-	-	-	-
410	Provision for deferred Income taxes	-	-	-	-	-	-	-	-	-
411	Provision for deferred Income taxes-credit	-	-	-	-	-	-	-	-	-
411.5	Investment tax credit	-	-	-	-	-	-	-	-	-
426.1	Donations	-	-	-	-	-	112	-	-	-
426.5	Other deductions	-	-	-	-	-	-	-	-	-
427	Interest on long-term debt	-	-	-	-	-	-	-	-	-
430	Interest on debt to associate companies	-	-	-	-	-	-	-	-	-
431	Other interest expense	-	-	-	-	-	-	-	-	-
	TOTAL EXPENSES	$4,735	$11,905	$11,094	$14,730	$4,940	$1,676	$2,647	$ 2,741	$ 764
-26- ___________________________________________________________________________________________________________________________
ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2004 (In Thousands)
SCHEDULE XVII - SCHEDULE OF EXPENSE DISTIBUTION BY
DEPARTMENT OR SERVICE FUNCTION
Description of Items		Vehicle Management	General Services	Regulatory	Delivery LOB Support	Energy LOB Support
912-13	Marketing & Advertising	$ -	$ 1	$ 1	$ 15	$ 18
920	Salaries and wages	383	3,430	3,352	27,878	24,480
921	Office Supplies and expenses	537	232	113	2,218	1,726
922	Administrative expenses transferred-credit	-	-	-	-	-
923	Outside services employed	32	1,075	127	6,466	1,615
924	Property insurance	-	-	-	-	-
925	Injuries and damages	-	-	-	-	-
926	Employee pensions and benefits	-	-	-	-	-
928	Regulatory commission expense	-	-	-	-	-
929	Duplicate Charges-credit	-	-	-	-	-
930.1	General advertising expense	-	-	-	470	10
930.2	Miscellaneous general expenses	15	177	27	767	415
931	Rents	-	806	-	(142)	35
932	Maintenance of structures and equipment	-	-	-	-	-
403	Depreciation and amortization expense	12	-	-	1,028	-
408	Taxes other than Income taxes	-	-	-	-	-
409	Income taxes	-	-	-	-	-
410	Provision for deferred Income taxes	-	-	-	-	-
411	Provision for deferred Income taxes-credit	-	-	-	-	-
411.5	Investment tax credit	-	-	-	-	-
426.1	Donations	-	-	5	5	2
426.5	Other deductions	-	-	-	-	-
427	Interest on long-term debt	-	-	-	-	-
430	Interest on debt to associate companies	-	-	-	-	-
431	Other interest expense	-	-	-	-	-
	TOTAL EXPENSES	$ 979	$ 5,721	$ 3,625	$ 38,705	$ 28,301
-27- __________________________________________________________________________________________________________________________
ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2004 (In Thousands)
DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920
Name of Department		Departmental Salary Expense Included in Amounts Billed to
Indicate each department or service function.	Total Amount	Parent Company	Other Associates	Non Associates	Number of Personnel End of Year
Executive Management	$ 4,383	$ 285	$ 4,098	$ -	12
Environmental & Safety	1,018	-	1,018	-	13
Corporate Communications	1,303	-	1,303	-	15
Information Systems	22,179	-	22,179	-	267
Customer Care	19,032	-	19,032	-	363
Regulatory	3,352	-	3,352	-	37
Internal Audit	1,553	-	1,553	-	19
Legal	3,673	-	3,673	-	34
Corporate Secretary	505	50	454	-	5
Human Resources	3,704	-	3,704	-	47
Controller	6,447	71	6,376	-	86
Claims & Insurance	1,254	-	1,254	-	19
Treasury	3,115	46	3,069	-	33
Government Affairs	638	-	638	-	5
Procurement & Supply Chain	2,394	-	2,394	-	29
Facility & Real Estate Services	951	-	951	-	12
Corporate Risk	647	65	582	-	5
-28- __________________________________________________________________________________________

ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2004 (In Thousands)
DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920 (continued)
Name of Department		Departmental Salary Expense Included in Amounts Billed to
Indicate each department or service function.	Total Amount	Parent Company	Other Associates	Non Associates	Number of Personnel End of Year
Vehicle Management	$ 383	$ -	$ 383	$ -	5
General Services	3,430	-	3,430	-	67
Delivery LOB Support	27,878	-	27,878	-	339
Energy LOB Support	24,480	-	24,480	-	200
Corporate	15,007	-	15,007	-	-
	$147,326	$ 517	$ 146,809	$ -	1,607
-29- __________________________________________________________________________________________
ANNUAL REPORT OF: PHI Service Company Inc.
For the Year Ended December 31, 2004 (In Thousands)
OUTSIDE SERVICES EMPLOYED - ACCOUNT 923
INSTRUCTIONS:

Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and Included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments Included within the subaccount need be shown. Provide a subaccount for each type of service.

From Whom Purchased	Description	Relationship "A"=Associate "NA"=Nonassociate	Amount
Temporary Services:
WHITE AMBER	Temporary Employment Services	NA	$ 5,259
MRC INC.	Temporary Employment Services	NA	289
MCCLAFFERTY PRINTING CO	Temporary Employment Services	NA	215
TR SYSTEMS INC.	Temporary Employment Services	NA	168
UTILITY SYSTEMS SOLUTIONS	Temporary Employment Services	NA	146
SIEGFRIED GROUP LLP	Temporary Employment Services	NA	135
FRANCIS J KITZINGER	Temporary Employment Services	NA	129
MISCELLANEOUS			466
(18 ITEMS LESS THAN $100,000)
TOTAL			$ 6,807

Market Research Services:
MISCELLANEOUS		NA	37
(3 ITEMS LESS THAN $100,000)
TOTAL			$ 37

Maintenance Services:
IBM GLOBAL SERVICES US	Computer Consultants/Services	NA	5,323
VISALIGN LLC	Computer Consultants/Services	NA	2,657
CISCO	Computer Consultants/Services	NA	289
SUN MICROSYSTEMS INC.	Computer Consultants/Services	NA	249
STORAGE TECHNOLOGY CORP	Copier Maintenance Services	NA	217
NETWORK EQUIPMENT TECHNOLOGIES	Computer Consultants/Services	NA	202
IBM CORPORATION	Computer Consultants/Services	NA	184
XEROX CORPORATION	Computer Consultants/Services	NA	171
AMERICAN BUILDING MAINTENANCE	Computer Consultants/Services	NA	154
SIEMENS ENTERPRISE NETWORKS LLC	Janitorial Services	NA	115
PRESIDIO CORPORATION	Communications Services	NA	105
MISCELLANEOUS		NA	777
(71 ITEMS LESS THAN $100,000)
TOTAL			$10,443

Legal Services:
DAVIES CONSULTING INC.	Professional Legal Services	NA	1,208
COVINGTON & BURLING	Professional Legal Services	NA	313
PEPPER HAMILTON LLP	Professional Legal Services	NA	124
MISCELLANEOUS	Professional Legal Services	NA	768
(40 ITEMS LESS THAN $100,000)
TOTAL			$ 2,413

-30- ____________________________________________________________________________________________

ANNUAL REPORT OF: PHI Service Company Inc.
For the Year Ended December 31, 2004 (In Thousands)
OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (Continued)
From Whom Purchased	Description	Relationship "A"=Associate "NA"=Nonassociate	Amount
Audit Services:
PRICEWATERHOUSECOOPERS LLP	Audit Services	NA	$3,426
MISCELLANEOUS	Audit Services	NA	-
(0 ITEM LESS THAN $100,000)
TOTAL			$3,426

Advertising Services:
MISCELLANEOUS		NA	18
(6 ITEMS LESS THAN $100,000)
TOTAL			$ 18

Training Services:
EMERGENCY PREPAREDNESS	Training Services	NA	121
MISCELLANEOUS		NA	129
(16 ITEMS LESS THAN $100,000)
TOTAL			$ 250

Collection Services:
NCO FINANCIAL SYSTEM INC.	Collection Services	NA	1,238
MISCELLANEOUS		NA	16
(2 ITEMS LESS THAN $100,000)
TOTAL			$1,254

Other Services:
KPMG LLP	Consulting Services	NA	3,994
CASSIDY & PINKARD INC.	Facility Support Services	NA	1,870
AON CONSULTING INC.	Human Resource Services	NA	1,861
DELOITTE & TOUCHE	Consulting Services	NA	912
ACCENTURE	Consulting Services	NA	828
MERCER HUMAN RESOURCE CONSULTING	Human Resource Services	NA	772
MELLON CONSULTANTS INC.	Consulting Services	NA	709
WACHOVIA BANK N A	Financial Consulting Services	NA	577
BOARD OF DIRECTORS	Board of Directors	NA	552
STANTON COMMUNICATIONS INC.	Communications Services	NA	519
PA CONSULTING GROUP	Consulting Services	NA	437
BROOKS COURIER SERVICE INC.	Courier Services	NA	419
DOGGETT'S PARKING COMPANY	Facility Support Services	NA	414
ACCOUNTING AND BUSINESS	Professional Services	NA	361
RR DONNELLEY RECEIVABLES	Professional Financial Services	NA	358
ADMIRAL SECURITY SERVICES	Security Services	NA	354
PITTMAN MCLENAGAN GROUP LC	Consulting Services	NA	298
AVAYA INC.	Communication Services	NA	278
CREDIT SUISSE FIRST BOSTON	Financial Consulting Services	NA	277
SCOTIABANK	Financial Services	NA	269
MDSI-MOBILE DATA SOLUTIONS	Software support services	NA	266
-31- __________________________________________________________________________________________
ANNUAL REPORT OF: PHI Service Company Inc.
For the Year Ended December 31, 2004 (In Thousands)
OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (Continued)
From Whom Purchased	Description	Relationship "A"=Associate "NA"=Nonassociate	Amount
WATSON WYATT & COMPANY	Actuarial Services	NA	$ 247
MARSH USA	Insurance Services	NA	246
OCE PRINTING SYSTEMS USA INC.	Printing Services	NA	229
META GROUP INC.	Security Services	NA	179
META SECURITY GROUP	Security Services	NA	174
SUNGARD RECOVERY SERVICES INC.	Disaster Recovery Support Services	NA	173
VERIZON SELECT SERVICES INC.	Telecommunications Services	NA	170
ATLANTIC COAST ALARM INC.	Security Services	NA	156
LAKE CONSULTING INC.	Human Resource Services	NA	154
BLC CORPORATION	Computer Consulting Services	NA	149
JOHN LAND ASSOCIATES INC.	Consulting Services	NA	148
BOSTON PACIFIC COMPANY, INC.	Consulting Services	NA	143
NOBLE COMPUTER CONSULTING INC.	Computer Consulting Services	NA	136
TWENTY FIRST CENTURY COMMUNICATIONS	Answering Services	NA	136
CONCENTRA MEDICAL CENTERS	Human Resource Services	NA	120
FUTURTECH CONSULTING INC.	Computer Consulting Services	NA	117
OFFICE MOVERS	Facility Support Services	NA	114
GLOBAL ENTERPRISE MANAGERS INC.	Computer Consulting Services	NA	113
DONNA M POWELL	Financial Consulting Services	NA	110
EASY i INC.	Security Services	NA	104
MISCELLANEOUS		NA	5,706
(441 ITEMS LESS THAN $100,000)
TOTAL			$25,149

GRAND TOTAL			$49,797
-32- __________________________________________________________________________________________

ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2004 (In Thousands)
EMPLOYEE PENSIONS AND BENEFITS - ACCOUNT 926
INSTRUCTIONS:	Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.
Description	Amount
Pension	$ 5,443
Medical	14,390
OPEB expenses	17,023
Supplemental Executive Retirement Plan	2,313
Accrued Vacation	(200)
Accrued Sick Pay	175
IBNR Reserve	628
Life insurance	742
Dental	1,365
Vision	198
Savings & Thrift	3,125
Payroll tax expenses	9,492
Education Plan	421
Long-Term Disability	2,499
Service Awards	49
Wellness	20
Employee Association	63
COBRA	31
Workman's Compensation Insurance	2,132
Administration Fees	327
Employee contributions	(1,749)
Other	49
TOTAL	$ 58,536
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ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2004 (In Thousands)
GENERAL ADVERTISING EXPENSES - ACCOUNT 930.1
INSTRUCTIONS:

Provide a listing of the amount Included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class Includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

Description	Name of Payee	Amount
Radio & Newspaper Ads	Stanton Communications	$ 395
Newspaper Ads	National Advertising Placement	48
Employment Ads	TMP Worldwide	33
Employment Ads	Monster.com	18
Radio Ads	Wilmington Blue Rocks	13
Newspaper Ads	Davis Advertising	10
Public Relations Photos	Lisa Goodman Photography	10
Yellow Pages	Coventry	7
Safety Ads	Delaware State Fire Marshals Office	6
Newspaper Ads	1st Responder Newspaper	6
Hispanic Yellow Pages	Vega & Associates	5
Billboard	United Way of Delaware	4
Magazine Ads	Journal Communications	4
Miscellaneous		14
TOTAL		$ 573
-34- _______________________________________________________________________________________

ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2004 (In Thousands)
MISCELLANEOUS GENERAL EXPENSES - ACCOUNT 930.2
INSTRUCTIONS:

Provide a listing of the amount Included in Account 930.2, "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Section 321(b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. Section 441 (b) (2)) shall be separately classified.

Description	Amount
Material expenses	$1,507
Meals & Entertainment	1,291
Small Tools and equipment	1,150
Building facilities work	511
Sponsorships/Associations	338
Contractor Consulting	180
Utilities expense	123
Employee expense reimbursement	89
SAP maintenance costs	45
Non-Cash Employee Small Gifts	28
Publications/Subscriptions	28
Florist items	17
Office equipment, maintenance & software	12
Membership Dues	6
Trust administrative reimbursement	(334)
Rental Revenue	(411)
Corporate Credit Card rebates	(430)
Other Miscellaneous expenses	113
$4,263
-35- _______________________________________________________________________________________

ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2004 (In Thousands)
RENTS - ACCOUNT 931
INSTRUCTIONS:	Provide a listing of the amount Included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the definition of the Uniform System of Accounts.
Type of Property	Amount
Office Rents	$ 14,286
Office Equipment and Computers	15,567
Vehicle Leases	1
Miscellaneous Rents	43
TOTAL	$ 29,897
-36- ______________________________________________________________________________________

ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2004 (In Thousands)
TAXES OTHER THAN INCOME TAXES - ACCOUNT 408
INSTRUCTIONS:

Provide an analysis of Account 408, "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

	Kind of Tax	Amount
(1)	Other Than U.S. Government Taxes
	City of Wilmington	$ 14
	Sales and Use Taxes	310
	Property Taxes	3,111
	SUBTOTAL	$ 3,435
(2)	U.S. Government Taxes	$ -
	SUBTOTAL	$ -
	TOTAL	$ 3,435
-37- ______________________________________________________________________________________

ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2004 (In Thousands)
DONATIONS - ACCOUNT 426.1
INSTRUCTIONS:

Provide a listing of the amount Included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

Name of Recipient	Purpose of Donation	Amount
United Way	Community Welfare	$ 440
US Chamber of Commerce	Leadership Fund	100
Salvation Army	Community Welfare	55
Delaware State University	Capital Campaign	35
Congressional Black Caucus	Sponsorship	25
The Nature Conservancy	Land protection efforts	20
Kingswood Community Center	Community Welfare	20
Communities in Schools of Delaware	Community Welfare	15
Congressional Award Foundation	Community Welfare	15
Delaware College of Art & Design	Capital Campaign	15
Shore Memorial Hospital	Community Welfare	10
Atlantic General Hospital	Community Welfare	10
New Jersey Emergency Preparedness	Sponsorship	10
Beebe Medical Foundation	Community Welfare	10
University of Maryland College Park	Sponsorship	10
Pilot School	Scholarship Endowment Fund	10
Boys & Girls Clubs of Delaware	Community Welfare	10
Delaware Helpline	Community Welfare	10
Metropolitan Wilmington Urban League	Sponsorship	10
National Conference of State Legislators	Sponsorship	10
Children & Families First	Community Welfare	9
Junior Achievement	Community Welfare	8
Five Mile Beach Vol Firemans Assoc	Community Welfare	8
NJ Shares	Community Welfare	7
Delaware Volunteer Firemens Assoc	Community Welfare	6
Maryland State Firemens Assoc	Community Welfare	5
Chester River Hospital Center	Community Welfare	5
Center for Creative Arts	Community Welfare	5
Delaware Art Museum	Community Welfare	5
Delaware Museum of Natural History	Community Welfare	5
MBNA Education Foundation	Community Welfare	5
New Jersey State Vol Firemens Assoc	Community Welfare	5
Delaware Nature Society	Community Welfare	5
WOR-WIC Community College	Capital Campaign	5
National Coalition of 100 Black Women Inc.	Sponsorship	5
New Mexico State University	Sponsorship-Center for Public Utilities	5
National Conf for Community & Justice	Sponsorship	5
National Association of Black Accountants	Sponsorship	4
Girl Scouts Chesapeake Bay Council	Sponsorship	3
National Forum for Black Public Administrators	Sponsorship	3
Other Miscellaneous Donations		78

TOTAL		$ 1,026
-38- ____________________________________________________________________________________
ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2004 (In Thousands)
OTHER DEDUCTIONS - ACCOUNT 426.5
INSTRUCTIONS:	Provide a listing of the amount Included in Account 426.5, "Other Deductions", classifying such expenses according to their nature.
Description	Name of Payee	Amount
Retirement of IT Assets		$ 1,040
TOTAL		$ 1,040
-39- ______________________________________________________________________________________

ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2004 (In Thousands)
SCHEDULE XVIII - NOTES TO STATEMENT OF INCOME
INSTRUCTIONS:

The space below is provided for important notes regarding the statement of Income or any account thereof. Furnish particulars as to any significant Increase in services rendered or expenses Incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See Notes to Financial Statements, Schedule XIV, pages 19-20
(1) 931 - Rents

       A year-end adjustment to rent expense of $3.59 million was recorded in March 2005 prior to filing the Form 10-K for Pepco Holdings, Inc. (PHI) (See footnote 5 on Schedule XIV for additional information). Due to the timing of the adjustment and the impending filing deadline, the costs were not billed to the affiliates until February 2005. The amount charged to each affiliate in February 2005 was as follows:

(In millions)
	Potomac Electric Power Company	$1,547
	Delmarva Power & Light Company	817
	Atlantic City Electric Company	713
	Delaware Operating Services Company	80
	Conectiv Energy Supply Inc.	226
	Conectiv Delmarva Generation, Inc.	104
	Conectiv Atlantic Generation, LLC	38
	Pepco Energy Services, Inc.	65
		$3,590
-40- ______________________________________________________________________________________

PHI SERVICE COMPANY
Organization Chart
Dennis R. Wraase Chairman & CEO
Andrew W. Williams President
Thomas S. Shaw COO
William T. Torgerson Executive Vice President & General Counsel
Beverly L. Perry Senior Vice President
Joseph M. Rigby Senior Vice President & CFO
William J. Sim Senior Vice President
William H. Spence Senior Vice President
Anthony J. Kamerick Vice President & Treasurer
James P. Lavin Vice President & Controller
Kenneth P. Cohn Vice President
Jill R. Downs Vice President
Albert F. Kirby Vice President
Barbara J. Williams Vice President
J. Mack Wathen Vice President
James S. Potts Vice President
George W. Potts Vice President
Kevin McGowan Vice President
Michael W. Maxwell Vice President
-41- _______________________________________________________________________________________
PHI SERVICE COMPANY
Organization Chart (continued)
William M. Gausman Vice President
Kirk J. Emge Vice President
Ernest L. Jenkins Vice President
Ellen Sheriff Rogers Vice President & Secretary
Donna J. Kinzel Assistant Treasurer
Jeffery E. Snyder Assistant Treasurer
Diana C. DeAngelis Assistant Secretary
Nina J. Clements Assistant Secretary
-42- _______________________________________________________________________________________

PHI Service Company
Current Methods of Allocation
Described below are the methods used to allocate costs of the Service Company to Client Companies which cannot practicably be direct charged.
Service Department or Function	Basis of Allocation *
Executive Management	Blended ratio
Procurement & Supply Chain	Material stock expense ratio
Vehicle Resource Management	Vehicle $ ratio
Facilities Services	Square footage ratio for office space and non-office space
Document Services	Employee ratio
Real Estate	Real estate investment ratio
Security	Labor $ ratio
Insurance Administration	Blended ratio
Claims Administration	Historical claims ratio
Regulatory Affairs	Utility cost ratio
CLS Financial Support	Blended ratio
Property insurance and miscellaneous insurance coverage	Asset cost ratio
General liability insurance	Labor $ ratio
Directors and Officers insurance	Asset cost ratio
Cost of Benefits	Employee ratio
* Definitions of ratios follows Methods of Allocation pages
-43- ___________________________________________________________________________________
PHI Service Company
Current Methods of Allocation (continued)
Service Department or Function	Basis of Allocation
Compensation and Benefits Services	Employee ratio
Personnel, Employment and Staffing	Employee ratio
Employee/Labor Relations	Employee ratio
Training and Management Development	Employee ratio
Performance Improvement	Employee ratio
Organizational Development	Employee ratio
Legal Services	Actual legal direct labor charges
Audit Services	O&M ratio
Management of Customer Care	Number of customers ratio
Special Billing	Number of special bills ratio
Corporate Marketing	O&M ratio
Voice Service	Telephone ratio
Data Management	Storage ratio
Operations Management	CPU time ratio
Applications Support	End user ratio
Desktop/Network Support	End user ratio
IS General Management and Administration	Blended ratio

-44- ___________________________________________________________________________________
PHI Service Company
Current Methods of Allocation (continued)
Service Department or Function	Basis of Allocation
Public Affairs	O&M ratio
Environmental & Safety	Blended ratio
Delivery Services	T&D O&M ratio
System Operations Services	Kwh Output ratio
Maintenance Services	Kwh Output ratio
Other Delivery Services	T&D O&M ratio
Energy Business Management and Administration	O&M ratio
Merchant Functions	Merchant Cost ratio
Supply Engineering and Support	O&M ratio
Fuel Supply Function	Kwh generated ratio
Accounts Payable Accounting Services	Number of checks issued ratio
Payroll Accounting Services	Number of employees paid ratio
Asset & Project Accounting Services	Asset system cost ratio
All Other Financial Services	O&M ratio

-45- ___________________________________________________________________________________
Definition of Service Company Current Allocation Methods
Ratio Title	Ratio Description
Employee Ratio

A ratio the numerator of which is the number of employees of a Client Company, the denominator of which is the number of employees in all Client Companies using the service. This ratio will be calculated quarterly.

Square Footage Ratio
office space

A ratio the numerator of which is the number of square feet of office space occupied by a Client Company, the denominator of which is the total number of square feet of office space occupied by all Client Companies using the service.

non-office space

A ratio the numerator of which is the number of square feet of non-office space occupied by a Client Company, the denominator of which is the total number of square feet of non-office space occupied by all Client Companies using the service.

Telephone Ratio	A ratio the numerator of which is the number of telephones used by a Client Company, the denominator of which is the number of telephones used by all Client Companies using the service.
CPU Time Ratio

A ratio the numerator of which is the number of hours of CPU time used for a particular system application, the denominator of which is the total number of CPU hours used by all companies. Costs are allocated to Orders based on this ratio. That cost is then either Included in the cost of other Service Company services or directly routed to the appropriate Client Company.

End User Ratio

A ratio the numerator of which is the number of users of computer systems within a Client Company, the denominator of which is the total number of users of computer systems within all Client Companies using the service.

Labor $ Ratio

A ratio the numerator of which is the amount of labor $ of a Client Company, the denominator of which is total labor $ for all Client Companies using the service. This ratio will be calculated monthly.

Historical Claims Ratio	A ratio the numerator of which is the total claims expense of a Client Company, the denominator of which is the total claims expense for all Client Companies using the service.
-46- ___________________________________________________________________________________
Asset Cost Ratio

A ratio the numerator of which is the total cost of assets in a Client Company, the denominator of which is the total costs of assets for all Client Companies using the service. Assets are limited to plant, property and investments.

O&M Ratio

A ratio the numerator of which is the total direct (i.e., excludes charges allocated by the Service Company) operations and maintenance expense, excluding depreciation and fuel costs, of a Client Company, the denominator of which is total direct operations and maintenance expense, excluding depreciation and fuel costs, of all Client Companies using the service.

Revenue Ratio	A ratio the numerator of which is the total revenues of a Client Company, the denominator of which is the total number of customers for all the Client Companies using the service.
Number of Customers Ratio	A ratio the numerator of which is number of customers served by a Client Company, the denominator of which is the total number of customers for all Client Companies using the service.
Number of Utility Customers Ratio	A ratio the numerator of which is number of utility customers served by a Client Company, the denominator of which is the total number of utility customers for all Client Companies using the service.
Nuclear Installed Capacity Ratio

A ratio the numerator of which is the nuclear facility installed capacity of a Client Company, the denominator of which is the total nuclear facility installed capacity of all Client Companies using the service.

Materials Stock Expense Ratio	A ratio the numerator of which is the materials stock expense of a Client Company, the denominator of which is the total materials stock expense of all Client Companies using the service.
Real Estate Investment

A ratio the numerator of which is the cost of real estate leases and land and buildings owned by a Client Company, the denominator of which is the total cost of real estate leases and land and buildings for all Client Companies using the service.

Number of Special Bills Ratio	A ratio the numerator of which is the number of special bills issued for a Client Company, the denominator of which is the total number of special bills issued for all Client Companies.
Utility Asset Cost Ratio	A ratio the numerator of which is the total cost of utility assets in a Client Company, the denominator of which is the total costs of utility assets for all Client Companies using the service.
-47- ___________________________________________________________________________________
T&D O&M Ratio

A ratio the numerator of which is the total direct (i.e., excludes charges allocated by the Service Company), operations and maintenance expense, excluding depreciation and fuel costs, of a Transmission and Distribution Client Company, the denominator of which is total direct operations and maintenance expense, excluding depreciation and fuel costs, of all Transmission and Distribution Client Companies.

Kwh Generated Ratio

A ratio the numerator of which is the number of kilowatt hours generated by a Client Company, the denominator of which is the total number of kilowatt hours generated by all Client Companies using the service.

Kwh Output Ratio

A ratio the numerator of which is the number of kilowatt hours purchased and generated by a Client Company, the denominator of which is the total number of kilowatt hours purchased and generated by all Client Companies using the service.

Merchant Cost Ratio

A ratio the numerator of which is the dollar amount of direct charges of the merchant function to a specific Client Company, the denominator of which is the total dollar amount of direct charges of the merchant function to all Client Companies using the service.

Vehicle $ Ratio

A ratio the numerator of which is the dollar amount of vehicle charges in a specific Client Company, the denominator of which is the total amount of vehicle charges in all Client Companies using the services.

Blended Ratio	A composite ratio which is comprised of an average of the Employee Ratio, the Labor $ Ratio, and the Asset Cost Ratio, for all Client Companies using the service.
Number of Checks Issued Ratio	A ratio the numerator of which is the number of checks issued for a Client Company, the denominator of which is the total number of checks issued for all Client Companies using the service.
Number of Employees Paid Ratio	A ratio the numerator of which is the number of employees paid for a Client Company, the denominator of which is the total number of employees paid for all Client Companies using the service.
Asset System Cost Ratio

A ratio the numerator of which is the total cost of assets for a Client Company on the asset & project system, the denominator of which is the total cost of assets for all Client Companies using the service on the asset & project system.

Data Storage Ratio

A ratio the numerator of which is the gigabytes of data storage space used for a particular system application, the denominator of which is the total gigabytes of data storage space used for all system applications. Costs are allocated to Orders or Cost Centers based on this ratio. That cost is then either Included in the cost of other Service Company services or directly routed to the appropriate Client Company.

-48- ___________________________________________________________________________________

ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2004 (In Thousands)
ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED
Company	Percent	Allocation of Indirect Interest *	Total Allocation of Interest
Potomac Electric Power Company	37.5%	$131	$131
Delmarva Power & Light Company	23.2%	81	81
Atlantic City Electric Company	17.8%	62	62
Potomac Energy Services, Inc.	7.2%	25	25
Conectiv Delmarva Generation, Inc.	6.0%	21	21
Delaware Operating Services Company	2.6%	9	9
Conectiv Bethlehem LLC	2.3%	8	8
Conectiv Energy Supply, Inc.	1.1%	4	4
Conectiv Atlantic Generation, LLC	1.1%	4	4
Thermal Energy Limited Partnership	0.3%	1	1
PHI Operating Services Company	0.3%	1	1
Potomac Capital Investment Corporation	0.3%	1	1
Conectiv Thermal Systems	0.3%	1	1
TOTAL	100.0%	$349	$349
* Reflects average BLENDED rate for the year.
-49- ____________________________________________________________________________________

ANNUAL REPORT OF: PHI Service Company
SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

PHI Service Company (Name of Reporting Company)
By: /s/ JAMES P. LAVIN (Signature of Signing Officer)
Date: April 29, 2005	James P. Lavin, Vice President & Controller (Printed Name and Title of Signing Officer)
-50- ____________________________________________________________________________________